Exhibit E

1)	Equinox Financial Group, LLC is the 100% owner of Equinox Group Distributors, LLC.

2)	Directors and Officers of Equinox Group Distributors, LLC.

Jason H. Gerb, Executive Representative & Chief Compliance Officer

July 2011 to present

Prior to joining Equinox, Mr. Gerb was a Principle Examiner for FINRA.

Mark Nassi, Finance and Operation Principal (“FINOP”)

May 2012 to present

Prior to becoming FINOP, Mr. Nassi was the Assistant Controller for Equinox Fund Management, LLC.

E-101